[LETTERHEAD OF KEEFE, BRUYETTE & WOODS, INC.]

August 10, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Bancorp, Inc.
Registration Statement on Form S-1 (Registration Number 333-204842)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join New Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 10:00 a.m. on August 12, 2015, or as soon thereafter as may be practicable.

Very Truly Yours,

Keefe, Bruyette & Woods, Inc.

/s/ James T. Crotty
Name: James T. Crotty
Title: Director